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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                Winthrop California Investors Limited Partnership
                            (Name of Subject Company)


                Winthrop California Investors Limited Partnership
                -------------------------------------------------
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)





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1.      Security and Subject Company

         The name of the subject company is Winthrop California Investors Limited Partnership, a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership.

2.      Tender Offer of the Bidder

         This Statement relates to the tender offer of Quadrangle Associates II LLC (the "Purchaser"), to purchase up to 1,384 Units at a purchase price of $2,000 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated January 3, 2000, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on
Schedule 14D-1 dated January 3, 2000.

         The principal business address of the Purchaser's executive offices is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142.

3.      Identity and Background

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b) Certain Relationships. The general partners (the "General Partners") of the Partnership are Three Winthrop Properties, Inc. and Winthrop Financial Associates, a Limited Partnership ("WFA"). Affiliates of the General Partners own 1,023 Units representing approximately 29.2% of the outstanding Units, and are allocated or receive approximately 29.2% of profit and loss and distributions allocated or distributed to holders of Units.

         In addition, under the terms of the Partnership's Agreement of Limited Partnership, the General Partners and their affiliates are entitled to receive certain cash distributions from, and be allocated taxable profits and losses of, the Partnership. In addition, the General Partners and their affiliates receive certain fees and compensation for services rendered in connection with the operations of the Partnership.

         In this regard, the Partnership is required to pay WFA an annual asset management fee of $750,000. $750,000 was paid for 1998 and, as of September 30, 1999, $562,500 has been paid in the current year.

         In addition, an affiliate of the General Partners holds a 1% general partnership interest in Winthrop California Management


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Limited Partnership ("WC Management"), the entity that acquired the right to manage an approximately 1.6 million square foot office facility owned by Jamboree LLC. The Partnership holds a 99% limited partnership interest in WC Management and an indirect 9.9% interest in Jamboree LLC. In 1998, the affiliate of the General Partners which is the general partner of WC Management received a distribution of $14,384 in respect of its 1.0% interest. WC Management has retained Winthrop Management LLC ("Winthrop Management"), an affiliate of the General Partners, to perform management and leasing services at the office facility. WC Management is entitled to receive a fee of 2% of gross receipts from the office facility. From this amount, WC Management reimburses Winthrop Management for the compensation paid by Winthrop Management to certain senior level on-site employees as well as for accounting and other support functions performed off-site by Winthrop Management. WC Management is also entitled to receive (i) certain incentive fees based on reductions it is able to achieve, if any, in certain operating and other expenses and (ii) leasing commissions, consistent with prevailing market rates, for all third-party leases it procures for the office facility.

         A conflict of interest exists for the General Partners between continuing the Partnership and receiving the fees described above and liquidating the Partnership.

         On November 30, 1999, the Partnership received a letter from counsel to Sutter/Jamboree Acquisition Fund, LLC ("Sutter"), the entity which has made an offer for Units (the "Sutter Offer") pursuant to a tender offer Statement on
Schedule 14D-1 dated November 24, 1999, notifying the Partnership of the Sutter Offer and providing a copy of the offering materials related thereto. The letter also contained a request that the Partnership comply with certain provisions of the Securities Exchange Act of 1934 as amended (the "Exchange Act") by either providing Sutter with a list of the name and address of, and the number of Units held by, each limited partner of the Partnership, or agreeing to mail the Sutter Offer offering materials to limited partners.

         On December 2, 1999, a representative of the Partnership telephoned a representative of Sutter and stated that the Partnership would neither provide the requested list of limited partner information nor agree to mail the Sutter Offer offering materials, and that a letter from the Partnership's legal counsel would be forthcoming.

         On December 2, 1999, the Partnership's legal counsel mailed a letter written on behalf of the Partnership to counsel for Sutter. In the letter counsel indicated that (i) the Partnership's agreement of limited partnership required (A) the prior written consent of the managing general partner to any assignment or transfers of Units and (B) that any transfers of


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Units comply with applicable Federal securities laws, (ii) as a result of the absence of current financial information with respect to the Partnership, the managing general partner will not consent to any transfer of Units made pursuant to the Sutter Offer, and(iii) the Sutter Offer does not comply with the disclosure requirements of the Securities Exchange Act of 1934 applicable to tender offers for limited partnership units, and, accordingly, the Partnership is not required to comply with the request received on November 30th.

         On December 7, 1999, a representative of Sutter Opportunity Fund, LLC, an affiliate of Sutter, appeared at the Partnership's office and delivered a letter demanding that they be permitted to inspect and copy the register of holders of Units pursuant to the provisions of the Partnership's limited partnership agreement and Delaware law. A representative of the Partnership advised them that the Partnership needed to consult with its counsel before responding. The Partnership was advised by the representative of Sutter Opportunity Fund, LLC that a response should be directed to Smith, Katzenstein & Furlow, LLC.

         On December 8, 1999, Sutter Opportunity Fund, LLC commenced an action in the Delaware Chancery Court against the Partnership and WFA to obtain a list of the limited partners of the Partnership.

         In a letter to limited partners dated December 9, 1999, the Partnership indicated, among other things, that based on the absence of current financial information on the Partnership sufficient to enable limited partners to make an informed decision as to whether to transfer Units, it had suspended the processing of all transfers of units other than transfers by operations of law. The Partnership disclosed that the transfer restriction would be lifted once current financial information is available. The Partnership also disclosed that an affiliate of the General Partner may be making an offer to purchase Units at a price substantially above the price provided for in the Sutter Offer.

         On December 9, 1999, the Partnership filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Sutter 14D-9") recommending that Limited Partners reject the Sutter Offer.

         On December 14, 1999, the Partnership sent a letter to counsel for Sutter Opportunity Fund, LLC rejecting the request to provide a list of Limited Partners.

         On December 21, 1999, the Partnership's legal counsel informed Sutter that (i) in view of the anticipated filing of the Partnership's Form 10-K for 1998, the Partnership had agreed to mail the Sutter Offer offering materials to Limited Partners and


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(ii) the Partnership will not consent to any transfer of Units unless Limited
Partners have previously received the 1998 audited financial statements of the Partnership.

         On December 22, 1999, the Partnership agreed to provide Sutter Opportunity Fund, LLC with a list of the Partnership's limited partners. On December 23, 1999, the Partnership forwarded the list to Sutter Opportunity Fund, LLC.

4.      The Solicitation or Recommendation

         Because the Purchaser is an affiliate of the General Partners the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their units pursuant to the Offer.

5.      Persons Retained, Employed or to be Compensated

         None

6.      Certain Negotiations and Transactions by the Subject Company

         None

7.      Additional Information to be Furnished

         None.

8.      Material to be Filed as Exhibits

         The following Exhibits are filed herewith:

         Exhibit (a)(i) -  Letter from the Partnership to the limited partners, dated December 9, 1999

         Exhibit (a)(ii)   Letter from the Partnership to the limited partners,
                           dated January 3, 2000

         Exhibit (b)   -   None

         Exhibit (c)(i) -  Letter from legal counsel to Sutter to the
                           Partnership, dated November 24, 1999

         Exhibit (c)(ii) - Letter from legal counsel to the Partnership to legal counsel to Sutter, dated December 2, 1999

         Exhibit (c)(iii)- Letter from Smith, Katzenstein & Furlow LLP to the
                           Partnership, dated December 7, 1999

         Exhibit (c)(iv) - The Sutter 14D-9 is incorporated by reference


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         Exhibit (c)(v) -  Letter from the Partnership to Smith, Katzenstein &
                           Furlow, dated December 14, 1999

         Exhibit (c)(vi) - Letter from the Partnership's legal counsel to
                           Sutter, dated December 21, 1999


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 3, 2000

                                    WINTHROP CALIFORNIA INVESTORS
                                     LIMITED PARTNERSHIP

                                    By:   WINTHROP FINANCIAL ASSOCIATES,
                                          A LIMITED PARTNERSHIP,
                                          Managing General Partner

                                   By: /s/Michael L. Ashner
                                       ---------------------------
                                       Michael L. Ashner
                                       Chief Executive Officer


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